August 6, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

Attention: Jenifer Gallagher and Karl Hiller

Re:	AleAnna, Inc.

Form 10-K for the Fiscal Year ended December 31, 2024 Filed March 31, 2025

File No. 001-41164

Ladies and Gentlemen:

On behalf of AleAnna, Inc. (“AleAnna” or the “Company”), below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 22, 2025, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2024, filed with the Commission on March 31, 2025.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company.

Form 10-K for the Fiscal Year ended December 31, 2024

Financial Statements

Note 2 - Reverse Recapitalization Transaction, page F-8

1.	We note your response to prior comment three, concerning the change in the mix of consideration exchanged in the reverse merger, relative to the structure disclosed in the Form S-4, and your views on whether this was a material change that would have required the filing of a post-effective amendment to the registration statement. You appear to acknowledge the change in interests though represent that “…the resulting economic ownership of AleAnna by public shareholders and AleAnna Energy Members remained within the estimated range disclosed in the S-4 (19.5% – 20.2% for Surviving PubCo; 79.8% – 81.3% for Nautilus).”

Please clarify or reconcile that statement with the other details in your response, particularly as these relate to the interest conveyed to Surviving PubCo, that “…holders of Class A Common Stock held approximately 60.94% of the economic interest in HoldCo, and the noncontrolling interest — representing the Class C HoldCo Units held by Nautilus — accounted for approximately 39.06%.”

Response: The Company acknowledges the Staff’s comment and appreciates the opportunity to clarify the prior response and its disclosures in its Form 10-K for the year ended December 31, 2024 (the “Form 10-K”).

In the prior response, the Company stated: “While the mix of Class A and Class C equity issued to Nautilus changed, the resulting economic ownership of AleAnna by public shareholders and AleAnna Energy Members remained within the estimated range disclosed in the S-4 (19.5% – 20.2% for Surviving PubCo;

79.8% – 81.3% for Nautilus).”

This should have instead stated: “While the mix of Class A and Class C equity issued to Nautilus changed, the aggregate number of shares remained unchanged at 63,128,594; however, the number of HoldCo Units issued to Nautilus was reduced from the estimated 54,028,594 in the S-4 to 25,994,400 at closing, resulting in a corresponding increase in Surviving PubCo’s economic ownership of HoldCo. This shift increased the Company’s controlling interest in HoldCo from the range estimated in the S-4 to approximately 60.94%, and decreased the noncontrolling interest held by Nautilus to approximately 39.06%.”

Following the completion of the transaction, Nautilus received the same 63,128,594 combined shares of Class A and Class C Common Stock, but in a revised split of 37,134,194 Class A and 25,994,400 Class C. The revised transaction structure also reduced the number of HoldCo Units issued to Nautilus to 25,994,400, increasing Surviving PubCo’s interest in HoldCo to approximately 60.94%. As a result of public shareholder redemptions, Nautilus’ voting power also increased from the originally estimated 93.2% to 94.9%. All other share allocations to Bonanza Resources (Texas) Inc., the Sponsor, Anchor Investors, and the NRA Parties were consistent with the structure disclosed in the S-4.

Accordingly, while the changes impacted the presentation of controlling versus noncontrolling interest in the Company’s financial statements, this change only related to shares issued to the same shareholder, Nautilus. The change in share allocation to Nautilus did not reflect a change in the valuation, consideration transferred, or governance rights. Further, this change did not impact the pro forma earnings per share (EPS) a SPAC investor would be entitled to as provided in the Article 11 pro forma financial statements, The Company does not view these changes as material to investors or to the disclosures included in the Form S-4.

As stated in the Company’s June 27, 2025 response, the total number of shares issued to Nautilus, the valuation, and the overall structure of the transaction remained consistent with the economic intent and governance framework disclosed in the Form S-4. As such, the Company concluded that no post-effective amendment to the Form S-4 Registration Statement was required.

Note 2 - Reverse Recapitalization Transaction, page F-8

2.	We understand from your response to prior comment five that because you did not consider the noncontrolling interest arising in the reverse recapitalization to exist prior to the transaction you did not allocate any income or loss to these interests for the historical periods. However, although you have characterized the transaction as a reverse recapitalization, we believe that you would need to consider certain provisions within FASB ASC 805-40 by analogy. For example, FASB ASC 805-40-45-1 requires retroactive adjustments to the equity section to utilize the capital structure of the legal acquirer, including the comparative financial information.

FASB ASC 805-40-45-2(d) further explains that “the equity structure of the legal subsidiary (the accounting acquirer) is restated” based on the exchange ratio in the merger, to reflect the equity structure of the legal parent, including both “the number and type of equity interests issued” in completing the merger. The guidance in SAB Topic 4:C and FASB ASC 260-10-55-12 similarly prescribe retrospective treatment for changes in capital structure, and provides several examples of changes that would otherwise detract from the comparability of the financial information.

FASB ASC 805-40-30-3 and FASB ASC 805-40-45-2(e) address the accounting for a noncontrolling interest that arises in a reverse merger when all of the owners of the accounting acquirer do not exchange their interest for shares of the legal acquirer, and requires that such interest be measured based on a proportionate share of the precombination carrying amounts of the net assets of the accounting acquirer. This guidance in conjunction with the requirement to utilize the capital structure of the legal acquirer in financial statements covering periods prior to the transaction effectively gives rise to a noncontrolling interest that is continuing from the standpoint of the accounting acquirer, as these were in place during the historical periods and were not exchanged for shares of the legal acquirer in the reverse recapitalization.

FASB ASC 805-40-45-5 requires calculation of EPS for the historical periods using the ratio of the Class A common shares that you issued in exchange for the LLC units, and the income of the legal acquiree that would have been attributable to those shares. While it appears that the weighted average shares utilized in your historical EPS computations may be consistent with this guidance, your attribution of all loss to the Class A common shares for periods prior to the transaction does not comply with FASB ASC 805-40-45-5(a), due to the 39.06% direct noncontrolling interest retained via the HoldCo units, and corresponding number of Class C shares, which is part of the capital structure of the legal acquirer that must be utilized retrospectively.

Based on the guidance cited above, it appears that you will need to revise your historical financial statements to conform with these requirements. As the preferred securities of the accounting acquirer were eliminated as part of the exchange for the Class A and Class C shares of the legal acquirer in the reverse recapitalization, we also do not see appropriate rationale for their retention in the historical financial presentation, considering the change in capital structure. Please submit the revisions that you propose to address these concerns in an amendment to your annual report or explain to us why you believe this guidance would not apply to you.

Response: The Company acknowledges the Staff’s comment and the ASC 805-40 and ASC 260 references cited by analogy regarding how to retrospectively present equity and attribution of net income or loss under in the context of a Up-C reverse recapitalization for periods prior to the transaction. As discussed below, the Company has evaluated the implications separately for (I) the retrospective application of the post-transaction capital structure to the pre-transaction equity balances and (II) the calculation and presentation of earnings per share.

I. Retrospective Application of Post-Transaction Capital Structure to Pre-Transaction Equity

We note that our common control reverse recapitalization transaction is not directly in the scope of the guidance in ASC 805-40 so any consideration from a recognition perspective is by analogy. We considered the following characteristics of our transaction in concluding our transaction is not analogous to ASC 805-40 for purposes of presentation of pre-transaction equity balances:

1.	The accounting for a reverse merger provided in ASC 805-40 is only applicable to transactions in which the accounting acquiree is deemed to be a business. We do not believe that Swiftmerge, the accounting acquiree and legal acquirer, met the definition of a business. Furthermore, as a reverse recapitalization, other principles of ASC 805 such as recognition of acquired assets and liabilities at fair value are not applicable, nor applied in our transaction. ASC 805-40-25-1 states:

For a business combination transaction to be accounted for as a reverse acquisition, the accounting acquiree must meet the definition of a business. All of the recognition principles in Subtopics 805-10, 805-20, and 805-30, including the requirement to recognize goodwill, apply to a reverse acquisition.

2.	The transaction was consummated by Swiftmerge (the legal acquirer), which was renamed AleAnna, Inc. as part of the transaction. To facilitate an equity reorganization structured as an Up-C, HoldCo was formed and merged with AleAnna Energy LLC to preserve certain tax attributes of the pre-transaction structure and to raise capital. The Preferred Units were classified as temporary equity prior to the transaction. Upon closing, all Common and Preferred Units of AleAnna Energy LLC were exchanged for a combination of Class A and Class C Common Stock of Swiftmerge (now AleAnna, Inc.) and corresponding Class A or Class C HoldCo Units, with each Class C HoldCo Unit paired with a non-economic voting share of the Company, as described above. Nautilus, the majority owner of AleAnna Energy LLC, had a controlling financial interest in AleAnna Energy LLC prior to the transaction and has a controlling financial interest in the Company, as AleAnna Energy LLC is an indirect subsidiary of HoldCo, in which AleAnna, Inc. holds a majority economic interest and all voting rights. Therefore, the transaction was considered a common control transaction with no change in basis for AleAnna Energy LLC. As Swiftmerge was a shell company prior to the transaction, the net assets of Swiftmerge were stated at their historical carrying amounts with no goodwill or intangible assets recognized, given the transaction represented an equity reorganization. We believe the substance of the transaction is inconsistent with the requirements of ASC 805-40-45-2 and that it is more appropriately accounted for as a common control equity reorganization.

3.	ASC 805-40-45-2(c) indicates that retained earnings and other equity balances of the legal subsidiary (accounting acquirer) should be retained. In the context of an Up-C structure where the predecessor entity to the accounting acquirer is a partnership rather than a corporation, existing practice is to not recast the equity of such entity for the pre-transaction periods. We believe the Up-C structure is dissimilar to a reverse merger under ASC 805 business combination accounting specified in ASC 805-40 as the objective of the Up-C transaction is to raise capital and preserve partnership tax benefits, rather than for the purposes of acquiring a business.

4.	Prior to the transaction, Aleanna Energy LLC had issued both Common and Preferred Units. In connection with the Up-C transaction, all existing investors in Aleanna Energy LLC, including Nautilus, exchanged their interests for either: i) Class A Common Stock of AleAnna, Inc., which carries both voting and economic rights at the Company level; or ii) a combination of (a) Class C Common Stock of AleAnna, Inc., which carries voting rights but no economic interest, and (b) Class C HoldCo Units, which represent economic interests in Aleanna Energy LLC and are exchangeable, on a one-for-one basis, for Class A Common Stock of AleAnna, Inc. For this reason, we do not believe the transaction represents a deemed dividend or stock split in the scope of SAB Topic 4 C or analogous to the guidance in ASC 805-40-45-2(d).

5.	In the event the transaction were deemed analogous to ASC 805-40-45-2(d), the Company considered that any retrospective allocation to equate the pre-transaction and post-transaction capital structure would be purely hypothetical. The terms of the transaction did not include a defined exchange ratio that could be applied on a unit-for-share basis. As a result, no direct or mechanical conversion exists between the historical equity interests in AleAnna Energy LLC and the current capital structure of AleAnna, Inc.

6.	We also considered the legal rights and obligations (e.g., liquidation preferences, dividend rights, etc.) of the Preferred Units of AleAnna Energy LLC which differed from the Common Units. The Preferred Units, which were classified as temporary equity prior to the transaction, had features that were fundamentally different from the Common Units and were more akin to convertible debt. Because the Preferred Units were classified outside of permanent equity in historical periods, it would not be appropriate to retrospectively revise their presentation in the pre-transaction periods. The Company believes the classification of the Preferred Units as temporary equity was appropriate prior to the recapitalization and execution of the Up-C transaction.

As it relates to the presentation of noncontrolling interest in the pre-transaction period, we note that the guidance in ASC 805-40-25-2 states that if an investor in the legal acquiree (accounting acquirer) does not participate in the exchange, the creation of the noncontrolling interest occurs after the transaction as stated below [Emphasis Added]. The guidance in ASC 805-40-45-2(d) is not intended to override the presentation of such investors as owners of the accounting acquirer for periods before the transaction occurs.

25-2

In a reverse acquisition, some of the owners of the legal acquiree (the accounting acquirer) might not exchange their equity interests for equity interests of the legal parent (the accounting acquiree). Those owners are treated as a noncontrolling interest in the consolidated financial statements after the reverse acquisition. That is because the owners of the legal acquiree that do not exchange their equity interests for equity interests of the legal acquirer have an interest in only the results and net assets of the legal acquiree — not in the results and net assets of the combined entity. Conversely, even though the legal acquirer is the acquiree for accounting purposes, the owners of the legal acquirer have an interest in the results and net assets of the combined entity.

Finally, we note that in reviewing public filings of peer companies that completed de-SPAC transactions using Up-C structures and reverse recapitalization accounting, none of those we reviewed included retrospective equity recast disclosures in their historical balance sheets or statements of changes in stockholders’ equity. The Company is not aware of any registrant in a comparable Up-C transaction that restated historical equity to reflect the post-merger Class A / Class C / HoldCo structure.

For these reasons, the Company respectfully submits that the Company’s presentation of historical equity for periods prior to the transaction is appropriate and no revisions are required.

II. Calculation and Presentation of Earnings Per Share

In preparing its 2024 Form 10-K and Q1 2025 Form 10-Q, the Company applied the guidance in ASC 805-40-45-5 and ASC 260-10-45 by analogy to retrospectively calculate weighted-average shares outstanding, using an implied exchange ratio based on the number of Class A shares issued to AleAnna Energy LLC members at closing. Net loss was attributed entirely to the controlling interest (Class A Common Stockholders), as the noncontrolling interest did not exist during the historical periods and had no economic basis for attribution.

This approach was conservative from an EPS perspective, as it allocated 100% of historical net losses to Class A shareholders, rather than proportionally reducing the loss by allocating a share to the noncontrolling interest and Preferred Units. The Company does not believe it would be appropriate to retrospectively attribute loss to a noncontrolling interest that did not exist during the historical periods. The Class C HoldCo Units and the associated non-economic Class C shares of AleAnna, Inc. were created and issued at the transaction date, and therefore did not participate in the results of the operations prior to the transaction. Furthermore, such attribution would ignore the existence of the Preferred Units that included a deemed dividend in those periods. We do not believe that attribution to noncontrolling interests would comply with ASC 260 or present decision-useful information to investors.

SAB Topic 4C provides that a capital structure change due to a stock dividend, stock split or reverse split which occurs after the date of the latest reported balance sheet but before the release of the financial statements or the effective date of the registration statement, whichever is later, must be given retroactive effect in the balance sheet. We do not believe that the guidance contained in SAB Topic 4C is applicable in our situation as the transaction does not constitute a stock dividend, stock split or reverse stock split. Accordingly, we believe it is not appropriate to give retroactive effect to the Up-C transaction in a manner similar to a stock split or stock dividend in the historical financial statements of the Company. To do so would not be consistent with the terms of the instruments outstanding during those periods and would not be consistent with the accounting for the transaction in the Consolidated Balance Sheet, Consolidated Statement of Stockholders’ Equity or the Consolidated Statement of Operations and Comprehensive Loss in the historical financial statements.

Moreover, as commented above the historical equity structure of AleAnna Energy LLC included both Preferred and Common LLC units with liquidation preferences and negotiated economics. These units had no direct conversion or exchange relationship to the post-transaction equity of AleAnna, Inc., and no consistent, determinable methodology exists to retrospectively determine how much of the historical net loss “would have been” attributable to the noncontrolling interest.

The Company notes that it initially presented retrospective EPS information for 2023 (in its 2024 Form 10-K) and for the pre-transaction portion of 2024 in its Form 10-K in a good-faith effort to comply with the spirit of the reverse acquisition guidance in ASC 805-40-45-5 and ASC 260-10-45 by analogy. However, upon further consideration—including the Staff’s comments, a review of peer precedent, and internal analysis—the Company now believes that continued presentation of pre-transaction EPS would not be required. The reverse acquisition guidance requires retrospective presentation of the equity structure in the financial statements and within EPS; however, since we concluded that retrospective presentation of the equity structure is not included in the financial statements, retrospectively presenting EPS would create a disconnect between the financial statements and EPS.

ASC 260-10-55-17 states that when common shares are issued in reorganizations, “EPS computations shall be based on analysis of the particular transaction and the provisions of the Subtopic.” In accordance with this guidance, the Company analyzed ASC 260 as it relates to the issuance of (a) the Class A Common Stock of AleAnna, Inc. and (b) the Class C HoldCo Units and paired Class C Common Stock of AleAnna, Inc. ASC 260 focuses on measuring the performance attributable to (i) each share of common stock outstanding during the reporting period (Basic EPS) and (ii) each common share that would have been outstanding assuming conversion of dilutive instruments (Diluted EPS). For the reasons discussed above, we do not believe this is possible based on the capital structure that existed prior to the transaction.

Beginning with the Company’s Form 10-Q for the quarter ended June 30, 2025, we therefore propose to no longer present prior-period EPS on the face of the income statement, nor within disclosures in the Earnings (Loss) Per Share footnote for periods preceding the de-SPAC transaction. In addition to our specific analysis of our transaction, we note that none of the Up-C reverse recapitalization companies which we have observed have included retrospective EPS disclosures in their first periodic filings following their respective transactions.

While we believe analogy to ASC 805-40-45 and ASC 260 for purposes of computing EPS is appropriate and were applied to the historical periods in good faith, we believe removal of EPS information for the pre-transaction period in future filings is consistent with peer filers and gives recognition to the change in entity form that occurred in the Up-C structure.

We acknowledge that ASC 260-10-15-2 requires public entities that have issued common stock or potential common stock to present earnings per share. However, the Company was and remains unable to reliably calculate historical basic and diluted net loss per share for periods prior to the de-SPAC transaction, due to the lack of a consistent and comparable capital structure. We note that EPS computations under our historical capital structure were provided in the historical filings of AleAnna Energy LLC and included in our Registration Statement on Form S-4.

Conclusion

For the reasons outlined above—including (i) the lack of an economic or legal basis for retrospective noncontrolling interest attribution or attribution of amounts to Preferred Units, (ii) the conservative nature of the Company’s EPS methodology, (iii) the absence of precedent among peer registrants, and (iv) the Company’s revised EPS presentation on a prospective basis whereby pre-transaction amounts will be removed, the Company does not believe a revision to its historical financial statements or an amendment to its Form 10-K is necessary.

3.	We note that you proposed various disclosures to include in future periodic reports to address the concerns identified in prior comments one, two, and four, in order to clarify certain details regarding your evaluations or assessments of disclosure controls and procedures and internal control over financial reporting, and to more clearly distinguish between voting rights and economic interests of the Class A and Class C shareholders, and those of the noncontrolling interest.

As an amendment appears to be required to address the other comments in this letter, it should include the disclosure revisions that you have proposed, including all required content and appropriate clarification, further revised as necessary to conform with any further adjustments made in response to the other comments.

Response: The Company acknowledges the Staff’s comment and respectfully advises that, while an amendment to the 10-K is not warranted as described in our response to Comment 2 above, it intends to incorporate the revised disclosures originally proposed in response to prior Comments 1, 2, and 4 from the June 12, 2025 comment letter into its next Form 10-Q.

As described in our prior responses:

●	In response to Comment 1, the Company intends to clarify in its next Form 10-Q that AleAnna Energy, LLC was excluded from management’s ICFR assessment as permitted under SEC rules, specifically in reliance on the one-year exemption provided in CD&I 215.02, and to clearly describe the current scope and limitations of its internal control environment.

●	In response to Comment 2, the Company will revise its disclosures to clearly state that its disclosure controls and procedures were not effective as of both December 31, 2024 and June 30, 2025, and to clarify that while certain remediation activities have commenced, no changes have yet materially affected ICFR.

●	In response to Comment 4, the Company will revise its financial statement footnotes in the next Form 10-Q to more clearly distinguish between the voting rights and economic interests of the holders of Class A and Class C Common Stock and the nature of the noncontrolling interest in HoldCo.

Accordingly, the Company believes these planned disclosures will appropriately address the Staff’s comments in its next Form 10-Q, without requiring an amendment to the 2024 Form 10-K. Because the revisions relate to clarification and enhancement of disclosures rather than the correction of a material error or misstatement, and because the Company will be incorporating these changes into its next periodic report, the Company does not believe that an amendment to the 2024 Form 10-K is required.

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at 469-398-2214

Very truly yours,

/s/ Tristan Yopp
Tristan Yopp
Chief Financial Officer

cc:	Jennifer T. Wisinski, Esq., Haynes and Boone, LLP
Stephen W. Grant Jr., Esq., Haynes and Boone, LLP